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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

IFR SYSTEMS, INC.
(Name of Subject Company)

IFR SYSTEMS, INC.
(Name of Person Filing Statement)

COMMON STOCK, $0.01 PAR VALUE
(INCLUDING THE ASSOCIATED SHARE PURCHASE RIGHTS)
(Title of Class of Securities)

449507102 (COMMON STOCK)
(CUSIP Number of Class of Securities)

JEFFREY A. BLOOMER
PRESIDENT
IFR SYSTEMS, INC.
10200 WEST YORK STREET
WICHITA, KANSAS 67215
(316) 522-4981
(Name, Address and Telephone Number of Person Authorized to Receive Notice
and Communications on Behalf of the Person Filing Statement)

COPY TO:

HARVEY R. SORENSEN
FOULSTON SIEFKIN LLP
700 BANK OF AMERICA CENTER
WICHITA, KANSAS 67202
(316) 267-6371

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Investor Contact: Neil Berkman Berkman Associates (310) 277-5162 info@BerkmanAssociates.com	Company Contact: Jeffrey A. Bloomer President & CEO (316) 522-4981, ext 345 www.ifrsys.com

IFR SYSTEMS, INC. AGREES TO BE ACQUIRED BY
AEROFLEX INCORPORATED

        WICHITA, KANSAS, April 15, 2002—IFR Systems, Inc., (NASDAQ:IFRS), announced today that it has entered into a definitive agreement for IFR Systems, Inc. to be acquired by Aeroflex Incorporated (ARXX), a leading designer, developer and manufacturer of microelectronics and automated testing solutions for the broadband communications market. The transaction is valued at approximately $60 million in cash, including the retirement of IFR Systems' bank indebtedness.

        Jeffrey Bloomer, CEO and President of IFR Systems, said, "The Company is currently under-capitalized and cash constrained; our Board felt that it was in the best interests of shareholders, employees and lenders to approve this transaction. By combining IFR with Aeroflex, which has a market capitalization of approximately $750 million, we will be better positioned to capitalize on opportunities that were not otherwise available to us."

        Michael Gorin, President of Aeroflex, said, "We at Aeroflex are pleased that IFR's Board of Directors and lending banks have unanimously endorsed the transaction. IFR's test instrument and systems product line complements our test solutions product line with a minimum of overlap and is expected to result in significant synergies in both sales and operating income. In addition, this transaction will significantly enhance our market presence in the U.K., European and Asia Pacific regions."

        Under the terms of the agreement, Aeroflex will commence a cash tender offer for all outstanding shares of IFR Systems' common stock for $1.35 per share followed by a merger at the same per share price.

        As part of the agreement, IFR's bank's have agreed to accept $48.8 million as payment in full for all obligations, which is approximately $35 million less than the amount owed to them. IFR's banks have also agreed to forbear immediate collection of IFR's defaulted loan until August 30, 2002 or the earlier termination of the proposed tender offer.

        This transaction has been unanimously approved by the Board of Directors of each company and is subject to various conditions. The transaction is expected to be completed by the end of the second calendar quarter, 2002. TM Capital Corp. acted as financial advisor to IFR Systems in connection with this transaction.

IFR—Advancing Wireless Test

        IFR is a leading designer and manufacturer of advanced wireless test solutions for communications, avionics and general test and measurement applications. For more information about IFR in the United States, contact: IFR, 10200 West York Street, Wichita, Kansas, 67215-8999. Contact IFR via e-mail at info@IFRSys.com, on the Web at www.IFRSys.com, or be telephone at (800) 835-2352 or (316) 522-4981.

About Aeroflex

        Aeroflex Incorporated, through its subsidiaries, designs, develops and manufactures state-of-the-art microelectronic module, integrated circuit, interconnect and testing solutions used in broadband communication applications. The Company's common stock trades on the Nasdaq National Market System under the symbol ARXX and is included in the S&P SmallCap 600 index. Additional information concerning Aeroflex Incorporated can be found on the Company's Web site: www.AEROflex.com.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an offer to purchase, letter of transmittal and related tender documents. At the time the offer is commenced, Aeroflex Incorporated will file the tender offer statement and related documents with the Securities and Exchange Commission ("SEC") and IFR Systems, Inc. will file a solicitation/recommendation statement with respect to the offer. Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release because they will contain important information that should be read carefully before any decision is made with respect to the offer. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by both Aeroflex Incorporated and IFR Systems, Inc. at the SEC's website, http://www.sec.gov. In addition, the tender offer statement and related materials may be obtained free by directing such requests to Aeroflex Incorporated at (516) 694-6700. The solicitation /recommendation statement and such other documents may be obtained free by directing such requests to IFR Systems, Inc. at (316) 522-4981.

All statements other than statements of historical fact included in this press release regarding IFR's financial position, business outlook, business strategy and plans and objectives of its management for future operations are forward-looking statements. When used in this press release, words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to IFR or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of IFR's management, as well as assumptions made by and information currently available to its management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to, competitive factors and pricing pressures, changes in legal and regulatory requirements, technological change or difficulties, product development risks, commercialization difficulties and general economic conditions. Such statements reflect our current views with respect to the future and are subject to these and other risks, uncertainties and assumptions relating to IFR's financial condition, results of operations, growth strategy and liquidity.

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IFR SYSTEMS, INC. AGREES TO BE ACQUIRED BY AEROFLEX INCORPORATED